Sacks Parente Golf, Inc.

551 Calle San Pablo

Camarillo, CA 93012

October 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ernest Greene

Re:	Sacks Parente Golf, Inc.
Registration Statement on Form S-1
Filed August 5, 2022
File No. 333-266610

Ladies and Gentlemen:

By letter dated August 16, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Sacks Parente Golf, Inc. (the “Company”) with comments on the Company’s Registration Statement on Form S-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement.

Form S-1 Filed on August 5, 2022

Prospectus Summary

Risks Associated with our Business, page 7

1.	We note that you added a statement to summary risk factors in response to comment 2, but have not added corresponding risk factor disclosure. Please revise to add a discussion in risk factors that addresses the fact that your independent auditor has expressed substantial doubt about your ability to continue as a going concern. Please ensure that all other summary risk factor disclosures have corresponding disclosures in Risk Factors..

COMPANY’S RESPONSE

We have added a new risk factor to address the Staff’s comments.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ernest Greene

Risk Factors

Certain of our stockholders, if they choose to act together..., page 29

2.	Please revise to disclose whether you will be a controlled company under applicable listing standards. If so, please revise to disclose this fact on your cover page. Please identify the controlling shareholder and its ownership percentage after the offerings described in the two prospectuses.

COMPANY’S RESPONSE

We have added a discussion regarding the fact the fact the Company does not intend to use the exemption provided by the Nasdaq rules regarding compliance with its corporate governance requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Impact of Supply Chain Disruption, page 35

3.	We note your revisions in response to comment 6 and reissue. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

COMPANY’S RESPONSE

We have added expanded our discussion on the effect of supply chain disruptions.

Comparison of the Three Months Ended March 31, 2022 to the Three Months Ended March 31, 2021, page 36

4.	We have read your response to prior comment 10. As previously requested, please also revise your discussion on page 38 related to cost of goods sold for the comparison of the year ended December 31, 2021 compared to the year ended December 31, 2020 to state your actual gross margin and discuss the reasons for the changes in your actual gross margin in order to not give more prominence to your discussion of gross margin excluding changes in inventory reserves.

COMPANY’S RESPONSE

We have added a discussion relating to gross margins.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ernest Greene

Certain Relationships and Related Party Transactions, page 58

5.	Please revise your disclosure in this section to include the disclosure provided on page 40, rather than a cross-reference. Furthermore, Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to any of the loans disclosed in this section.

COMPANY’S RESPONSE

We have made the applicable disclosure in lieu of the cross reference. Also, the Company has not extended nor plans to extend any personal loans to any director or executive officer so we believe no specific disclosure is required.

Financial Statements

General, page F-1

6.	Please note the financial statement updating requirements of Rule 8-08 of Regulation SX, as applicable.

COMPANY’S RESPONSE

The Company has updated its financial statement disclosure to include the six months ended. June 30,2022

Report Of Independent Registered Public Accounting Firm, page F-2

7.	We have read your response to comment 14. We note that your auditor has provided an appropriately signed opinion. As previously requested, please also have your independent registered public accountants provide an appropriately “signed” consent in Exhibit 23.1. Please note that your current consent does not have a conforming signature of your independent registered public accountant.

COMPANY’S RESPONSE

We have provided a conformed consent as suggested by the Staff.

Note 9 - Subsequent Events, page F-17

8.	We have read your response to prior comment 15. Please provide the following:

● We note that you have revised your disclosure to indicate that subsequent events were evaluated from April 1, 2022 through June 27, 2022. Given that the auditor’s opinion is dated June 24, 2022, please revise your subsequent events footnote to reflect that management evaluated subsequent events through June 24, 2022 rather than June 27, 2022;

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ernest Greene

● As previously requested, please also revise your disclosure to indicate whether the date through which your subsequent events were evaluated is also the date the financial statements were issued or the date the financial statements were available to be issued; and

● We note that you disclosed under Note 8 - Stockholders’ Deficit that you evaluated subsequent events through August 5, 2022. Please revise your filing to move this disclosure to Note 9 - Subsequent Events on page F-32. In addition, please also similarly revise your disclosure to state whether August 5, 2022 is the date the financial statements were issued or the date the financial statements were available to be issued, as applicable. See ASC 855-10-50-1.

COMPANY’S RESPONSE

We have made the revisions to the subsequent event footnotes as suggested by the Staff.

Exhibit Index, page II-4

9.	We note that your Certificate and Bylaws include a forum selection provision. Please revise your disclosure to clearly and prominently describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out. Please clearly describe any risks or other impacts on investors and address any uncertainty about enforceability.

COMPANY’S RESPONSE

We have added a disclosure regarding the forum selection provision.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ernest Greene

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Sacks Parente Golf, Inc.

/s/ Akinobu Yorihiro
By:	Akinobu Yorihiro
Chief Technology Officer
cc:	David L. Ficksman